# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Faro Technologies Inc, CIK 0000917491
CUSIP: 311642102
Title of class of securities: Class A Common Stock, par value $.001
Address of issuer's principal executive offices: 125 Technology Park, Lake Mary, Florida (FL), 32746
Date of event which requires filing of this statement: 07/22/2025
Amends the filing with accession number 0001104659-25-049256
Filed by CIK 0001352851
Persons authorized to receive notices and communications: David J. Snyderman, 1603 Orrington Avenue, 13th Floor, Evanston, Illinois (IL), 60201, 847-905-4400

## Reporting persons
- Magnetar Financial LLC (CIK 0001352851): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Magnetar Capital Partners LP (CIK 0001353085): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Supernova Management LLC (CIK 0001368026): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- David J. Snyderman (CIK 0001953511): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $.001
Name of issuer: Faro Technologies Inc
Address of issuer's principal executive offices: 125 Technology Park, Lake Mary, Florida (FL), 32746

## Item 2. Identity and Background
Name of person filing:
The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company ("Magnetar Financial"), Magnetar Capital Partners LP, a Delaware limited partnership ("Magnetar Capital Partners"), Supernova Management LLC, a Delaware limited liability company ("Supernova Management"), and David J. Snyderman ("Mr. Snyderman") (collectively, the "Reporting Persons").

This Statement relates to Shares held for the accounts of each of (i) Magnetar PRA Master Fund Ltd ("PRA Master Fund"); (ii) Magnetar Systematic Multi-Strategy Master Fund Ltd, ("Systematic Master Fund"); (iii) Magnetar Relative Value Master Fund Ltd, ("Relative Value Master Fund"); all Cayman Islands exempted companies and (iv) two Managed Account for the client of Magnetar Asset Management LLC ("the Managed Account"), collectively (the "Funds").

Magnetar Financial is a Securities and Exchange Commission ("SEC") registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and manager of investment funds and managed accounts. Magnetar Financial serves as investment adviser to each of the Funds. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the accounts of each of the Funds. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Snyderman.

Magnetar Asset Management LLC ("Magnetar Asset Management") is an SEC registered investment adviser and an affiliate of Magnetar Financial. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Asset Management.
Residence or business address: The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.
Present principal occupation or employment: Each of the Funds is a private investment fund; Magnetar Financial is a privately-held SEC registered investment adviser and manager of investment funds and managed accounts; Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Financial; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Snyderman is a citizen of the United States of America, manager of Supernova Management and Chief Executive Officer of Magnetar Financial.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Snyderman is a citizen of the United States of America.

## Item 4. Purpose of Transaction
Purpose of transaction: Since the filing of the Schedule 13D on May 14, 2025, on July 22, 2025, the Issuer consummated a merger (the "Merger") pursuant to which each issued and outstanding Share was cancelled and converted into the right to receive $44.00 in cash, without interest. In connection with the Merger, the Reporting Persons' 1,483,329 Shares, which consisted of 712,544 Shares sold for the benefit of PRA Master Fund; 338,886 Shares sold for the benefit of Systematic Master Fund; 88,061 Shares sold for the benefit of the Relative Value Master Fund and 343,838 Shares sold for the benefit of two Managed Accounts, were cancelled and converted into the right to receive $44.00 in cash, without interest.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the closing of the Merger on July 22, 2025, each of the Reporting Persons may have been deemed to have beneficial ownership of 0 Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the closing of the Merger on July 22, 2025, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 0 Shares, which represented beneficial ownership of 0% of the Shares.
Transactions in the class effected during the past sixty days: The response to Item 4 of this Amendment No. 1 is incorporated herein by reference. Except as set forth in Item 4 of this Amendment No. 1, the Funds had no transactions in the Shares in the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, dated as of July 24, 2025, among the Reporting Persons.
99.2 Power of Attorney, dated as of December 22, 2022 filed by the Reporting Persons on July 24, 2025.

## Signatures
- Magnetar Financial LLC: /s/ Hayley Stein, By: Hayley Stein, Title: Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC (07/24/2025)
- Magnetar Capital Partners LP: /s/ Hayley Stein, By: Hayley Stein, Title: Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC (07/24/2025)
- Supernova Management LLC: /s/ Hayley Stein, By: Hayley Stein, Title: Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC (07/24/2025)
- David J. Snyderman: /s/ Hayley Stein, By: Hayley Stein, Title: Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC (07/24/2025)
Comment: MAGNETAR FINANCIAL LLC BY: Magnetar Capital Partners LP, its Sole Member BY: Supernova Management LLC, its General Partner MAGNETAR CAPITAL PARTNERS LP By: Supernova Management LLC, its General Partner